Exhibit 99.(g)(ii)
Paul C. Larkin
Vice President
October 26, 2006
Ms. Michalene Mastre
Driehaus Capital Management LLC
25 East Erie Street.
Chicago, IL 60606
Re: Driehaus International Equity Yield Fund
Dear Michalene,
Thank you for your request to open a new custody account on behalf of the Driehaus International Equity Yield Fund. The account numbers for this account are P89096 (domestic) and 43660 (international.)
In accordance with section 1.(b) Customer Accounts of the Global Custody Agreement, dated as of May 25, 1999 between The Chase Manhattan Bank and the Driehaus Mutual Funds, new accounts may be established upon written agreement. Please acknowledge that this account will be opened under the terms and conditions set forth in the Global Custody Agreement by returning this letter with the signature of an authorized representative for the Driehaus Mutual Funds.
In addition, JPMorgan, by way of the receipt of this directive, acknowledges your directive to classify this account as an Objecting Beneficial Owner. This classification will result in JPMorgan not disclosing the Fund’s name if requested by an issuer in accordance to Rule 14b-2 of the Securities Act of 1934.
Should you have questions regarding this letter or the account opening process please call me directly.

/s/ Michelle L. Cahoon
Signature
Driehaus Mutual Funds Vice President and Treasurer October 31, 2006 Date

Best regards,

/S/ Paul Larkin
Paul Larkin
Vice President
JPMorgan Chase Bank • 4 MetroTech Center, Floor 18, Brooklyn, NY 11245
Telephone: 718 242 1797 • Facsimile: 718 242 4760
paul.larkin@jpmorgan.com